Exhibit 99.1

October 16, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,
Chief Executive Officer and President

(Tokyo Stock Exchange Code: 2158)

(NASDAQ: FTEO)

Contact: Tomohiro Uesugi, Director, Chief Financial Officer,
Chief Administrative Officer

Telephone: +81-3-5463-6344

Announcement of Completion of Absorption-Type Merger with FRONTEO Healthcare, Inc.

As announced in the “Notice Regarding FRONTEO’s Absorption-Type Merger of FRONTEO Healthcare, Inc.”, dated August 29, 2019, FRONTEO, Inc., as surviving company, today completed the merger of its wholly-owned consolidated subsidiary, FRONTEO Healthcare, Inc. (the merged company).